FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2022

Gratus Capital Properties Fund III, LLC

Commission File No. 024-11552

Delaware

(State or other jurisdiction of incorporation or organization)

GCPF Management LLC

718 Washington Ave N, Suite 400

Minneapolis, MN 55401

Office: (651) 999-5344

Email: hello@gratusfunds.com

Class A Interests (Unit)

Class B Interests (Unit)

(Title of each class of securities issued pursuant to Regulation A)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Semi-Annual Report on Form 1-SA (“Semi-Annual Report”) of Gratus Capital Properties Fund III, LLC (the “Company”, “Gratus Capital Properties Fund III,” “we,” “our” or “us”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Semi-Annual Report or in the information incorporated by reference into this Semi-Annual Report. These risk factors include, but are not limited to, the factors referenced in the Gratus Capital Properties Fund III, LLC Offering Circular filed pursuant to Regulation A, dated December 2, 2021, (“Offering Circular”) in the section entitled “RISK FACTORS” beginning on page 10, which are incorporated herein by reference to the Offering Circular.

The forward-looking statements included in this Semi-Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decision, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. The Company does not promise to update any forward-looking statements to reflect changes in the underlying assumptions or factors, new information, future events or other changes.

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates. These estimates are based on management’s historical industry experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	changes in economic conditions generally and the real estate market specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease units;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside refinancing;

•	decreased rental rates or increased vacancy rates;

•	changes in multi-family or geographic market trends;

•	changes in real estate and zoning laws and increases in real property tax rates and values;

•	failure of acquisitions to yield anticipated results;

•	failure to achieve the target returns, internal rate of return, multiple and distributions to Members;

•	legislative or regulatory changes impacting our business or our assets; and

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Gratus Capital Properties Fund III, LLC

SEMI-ANNUAL REPORT ON FORM 1-SA

For the Period ended June 30, 2022

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PART II

GRATUS CAPITAL PROPERTIES FUND III, LLC

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information discussed in this item should be read together with the Company’s financial statements and related notes appearing under Item 3 of this Semi-Annual Report.

Overview

Gratus Capital Properties Fund III, LLC is a Delaware limited liability corporation that was formed to primarily invest directly or indirectly in real estate and real estate related assets located throughout the United States. On December 2, 2021, the Company began accepting subscription agreements as a part of raising $75 million under Regulation A Plus from over a wide range of investors, with a primary focus on individual non-accredited investors.

During the six-month period ended June 30th, 2022, the Company raised a total of $3,618,862 (including $350,000 in funds held in escrow), reached the minimum offering amount of $1,000,0000, and broke impounds. Funds were made available to the Company upon the Company raising the Minimum Offering. As of June 30, 2022, the Company has received total investor funds of $3,697,362. Funds have been used in acquisitions of investments in two real estate partnerships: Enclave OG, LLC, Fargo, ND $1,558,378 and SOCO Group II, LLC, Grand Forks, ND, $1,500,000.

Management believes the Company is in a strong position to successfully continue operations. Funds raised to date are consistent with expectations of Management. At this time the ordinary and routine operation of the Company’s business has a very low overhead (see attached cashflow statement) and the working capital required to operate annually is expected to be less than $75,000.

COVID-19 PANDEMIC

Certain impacts from the COVID-19 outbreak may have a significant negative impact on the Company's operations and performance. These circumstances may continue for an extended period of time and may have an adverse impact on economic and market conditions. The ultimate economic fallout from the pandemic and the long-term impact on economies, markets, industries, and individual companies are not known. The extent of the impact to the financial performance and the operations of the Company will depend on future developments, which are highly uncertain and cannot be predicted.

Results of Operations

For the period ended June 30th, 2022

The Company generated $0 of revenues for the period ended June 30th, 2022 and have generated expenses before interest and taxes of $46,164 and losses of $75,272 from January 1, 2022, to June 30th, 2022.

Total expenses

From January 1, 2022, to June 30th, 2022, we have generated expenses before interest and taxes of $46,164, including Consulting Expenses of $11,175, Management fees of $6,446, and Professional Fees of $28,091.

Office space and services are provided without charge by the Company’s Manager. Such costs are immaterial to the financial statements and, accordingly, have not been reflected.

Assets

As of June 30th, 2022, the Company had $3,330,090 in real estate partnership investments, $9,760 in cash, and $2,450 in computer software.

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Liabilities

As of June 30th, 2022, we had $226,480 in related party advances and $25,817 in accrued interest payable for a total of $252,297 in liabilities.

Liquidity and Capital Resources

As of June 30th, 2022, the Company had $9,760 in cash and total liabilities of $252,297, which consist of an advance from our Manager.

As of July 31st, 2022, the Company had sold 384,549 of Class A and Class B shares as part of our Regulation A Offering, and held $3,733,347 in total assets including $247,101 in cash, with total liabilities of $1,884 (consisting of money owed to an Affiliate of the Manager on the Promissory Note described below). The Company hopes to raise $75,000,000 in this Offering. Even if we do not raise any additional funds, we believe that the funds we have raised will be sufficient to fund our expenses over the next twelve months.

As of January 1, 2022, the Company entered into a Promissory Note with an affiliate of the Managing Member of the Company which provides the Company with a revolving credit line for up to $5,000,000 of funds. The Note is an uncollateralized revolving credit facility which matures October 28, 2030. Interest due thereon, accrues at simple rate of interest set at the coupon rate on a U.S. 10-year treasury note + five percent (5%) per annum, not to exceed 10% (the “Alternative Base Rate”). This rate adjusts semi-annually on January 1 and July 1 of each year, and as of July 31st, 2022, is currently 7.89%.

The Company has short and long-term liquidity through fundraising and Manager provided credit facility. The Manager currently has sufficient capital in the bank account to cover fixed expenses and will utilize the credit facility if necessary to be opportunistic in pursuing cash flowing investments for the Company.

Trends and Key Information Affecting our Performance

In the first half of 2022 Management has deployed the Company’s capital into new development multi-family property. Inflation continues to push cost up so projects that are already quoted have benefitted from replacement cost comparisons. Properties can still be built for 15-30% less than market values in the current environment, making new development attractively priced.

Critical Accounting Policies

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to take advantage of this extended transition period, and thus, our financial statements may not be comparable to those of other reporting companies. Accordingly, until the date we are no longer an “emerging growth company” or affirmatively opt out of the exemption, upon the issuance of a new or revised accounting standard that applies to our financial statements and has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

The preparation of financial statements in accordance with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management’s experience, our historical experience, and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

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ITEM 2. OTHER ITEMS

Change of Company Address

On August 18, 2022 the Company and its Manager updated their addresses to 718 Washington Ave N, Suite 400, Minneapolis, MN 55401. All written correspondence intended for the Company should be sent to this new address.

However, the Company will continue to jointly occupy 5155 E. River Rd., Ste. 403, Fridley, MN 55421 until September 30, 2022, and all written correspondence which is sent to that address should either be received by the Company directly or forwarded to the Company until September 30, 2023.

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Item 3. Financial Statements

Gratus Capital Properties Fund III, LLC

Financial Statements and Independent Auditors’ Report

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F-1

GRATUS CAPITAL PROPERTIES FUND III, LLC

Interim Statement of Assets, Liabilities and Members’ Equity

F-2

GRATUS CAPITAL PROPERTIES FUND III, LLC

STATEMENT OF OPERATIONS

F-3

GRATUS CAPITAL PROPERTIES FUND III, LLC

STATEMENT OF CHANGES IN MEMBERS’ EQUITY

F-4

GRATUS CAPITAL PROPERTIES FUND III, LLC

STATEMENT OF CASH FLOWS

F-5

GRATUS CAPITAL PROPERTIES FUND III, LLC

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2021 and 2020 and June 30, 2022 and 2021

NOTE 1 – NATURE OF OPERATIONS

Gratus Capital Properties Fund III, LLC, (Company), a manager-managed Delaware limited liability company, was formed on November 10, 2020. Through subsidiary single purpose entities, the Company’s business model is to acquire multifamily and commercial properties, new developmental property and single-family assets throughout the United States, for the purpose of rehabilitation, development, operation and resale. In addition, the Company may from time to time purchase other cash flowing real estate related assets, such as land, mixed-use, hotels, multifamily, real estate backed investments and commercial properties in urban and other neighborhoods throughout the United States. The Company may also enter into joint venture investments in commercial real estate, lend senior and subordinated debt on properties in the same areas, and invest in preferred equity positions in real estate owning entities. The Company believes that by lending to developers in key areas where the Company does not have a physical presence will provide diversified geographic asset investments, reducing the risks of providing returns on the real estate investment portfolio. The Company is managed by GCPF Management, LLC.

Since November 10, 2020 (inception), the Company has relied upon related parties and its Members for funding cash flow to pay for operating expenses and other costs. (See discussions below). For the period from inception to June 30, 2022, the Company has generated losses aggregating $103,653. These matters do raise concern about the Company’s ability to operate at a profit. That notwithstanding, through June 30, 2022, the Company has raised over three million dollars. See also Note 8 Subsequent Events. Further the Company intends to fund its operations with funding from its campaign to sell Membership Units. The additional capital is to enable the Company to fund real estate acquisitions and continuing operations. These financial statements and related notes thereto do not include any adjustments that might result from operating and cash flow uncertainties.

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Business Act as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

Through an Offering Circular Form 1-A, filed during the year ended 2021, the Company offered up to seven million five hundred thousand (7,500,000) Class A, Class B and Class C Membership Interests (“Interests” or “Class A and Class B Membership Interests”) at $10.00 or $10.6383 per Unit depending on the intermediaries through which the investment is made (the “Offering”). During the six month period ended June 30, 2022, the Company raised $3,268,862 funds net of syndication costs of $153,742. Funds were made available to the Company upon the Company raising a minimum of $1,000,000 (“Minimum Offering”). Funds are being used for acquiring real estate assets throughout the United States as well as for working capital. The Company intends to invest capital from the proceeds of this Offering over a period time; operate, refinance and reinvest and make distributions to the investors.

F-6

Commissions will be paid for the sale of the Interests offered by the Company of from 1% to 7%. See the Offering Circular for a more comprehensive discussion of management, risk factors, broker dealer fees and other relevant data.

The Company manger is Gratus Capital Properties Management, LLC, a Delaware limited liability company. An affiliate of the Manager (Affiliate) owns 100% of the authorized, issued and outstanding Class C Membership Interests.

The financial statements included forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the Offering Statement on Form 1A, filed with the Securities and Exchange Commission (“SEC”). Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. The Company does not undertake an obligation to publicly update or review any forward looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to the accounting principles generally accepted in the United States of America (“GAAP’). The Company adopted the calendar year for reporting the financial statements.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term. All amounts are rounded to the nearest whole dollar upon presentation so certain sums or differences may reflect a rounding difference in some instances.

F-7

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in underlying real estate values. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of December 31, 2021 and 2020, the Company had $178,500 and $1,000 respectively of cash on hand. As of June 30, 2022, the Company had $9,760 on hand.

F-8

Property, Equipment and Depreciation

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation of property and equipment is charged to the statement of operations using the straight-line method over the estimated useful lives of the respective assets as follows:

Leasehold Improvements	Shorter of the estimated lease term or useful
Furniture and Fixtures	7 years
Machinery and equipment	3 to 5 years
Technology	3 years
Vehicles	5 years

The Company evaluates property and equipment for impairment on an ongoing basis to determine whether events and circumstances warrant revision of the estimated benefit period. As of December 31, 2021 and June 30, 2022, management believes that no impairment of the property and equipment exists.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

●	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

●

Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

●	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Syndication Costs

The Company continues to work with investment advisors and campaigns to raise capital. Legal and other directly related syndication costs incurred during the two years ended 2021 and for the six months ended June 30, 2022 was $107,742 and $153,706 respectively. Syndication costs are accounted for as a reduction of capital raised from the sale of Member Units and has been written off during the six months ended June 30, 2022.

F-9

Revenue Recognition

When applicable, the Company is to adopt ASU No. 2014-09. Revenue from Contracts with Customers (Topic 606), as amended (“ASC 606”), using the modified retrospective method applied to contracts which are continuing and not completed. The core principle of ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASC 606 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under previous accounting principles generally accepted in US GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation.

The adoption of ASC 606 did not have a material impact on the Company’s consolidated financial statements as of the date of adoption, as a result a cumulative-effect adjustment was not required.

The timing of the Company’s revenue recognition may differ from the timing of payment by its customers and others. A receivable is recorded when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of goods or services, the Company will record deferred revenue until the performance obligations are satisfied.

There was no revenue recognized from performance obligations satisfied (or partially satisfied) during the period from inception to December 31, 2021 or for the six months ended June 30, 2022 and 2021.

Organization Expenses

The Company has incurred $7,726 of organization expenses all of which have been expensed as incurred.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. Where applicable, the deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

F-10

For the current period, the Company is taxed as a partnership for US federal income tax purposes. Additionally, the Company’s subsidiaries, as single-member limited liability companies, will be treated as disregarded as separate from the Company for US federal income tax purposes. Accordingly, all consolidated items of income, deductions, gains or losses and credits are allocated to members in accordance with the operating agreement and subchapter K of the Internal Revenue Code. Since the Company is not liable for tax itself, no material federal tax provision has been recorded.

The Company has filed its federal and state income tax returns for the period from inception (November 10, 2020) through December 31, 2020. The positions shown on those tax returns are open for examination for a period of three years. Currently, the Company is not under examination by any taxing jurisdiction and has not been assessed any interest or penalties related to income tax matters. The Company routinely evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021 the date of filing the tax return and as of June 30, 2022, the Company has no uncertain tax positions.

Member Unit and Equity Based Compensation

Consistent with US GAAP, the Company will record Member Unit-based compensation as a non-cash expense. The Company measures and recognizes compensation expense for all Member unit-based awards, granted to employees and directors based on the estimated fair value of the awards on the date of grant. The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying member units, the expected term of the option, the expected volatility of the price of the Company’s Member units, risk-free interest rates, and the expected dividend yield of the Company’s Member units. The assumptions used to determine the fair value of the awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment.

The Company amortizes the fair value of each Member unit award over the requisite service period of the awards in accordance with the associated vesting schedule. Stock based compensation is adjusted based upon actual forfeitures.

Recent Accounting Pronouncements

F-11

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – REAL ESTATE PARTNERSHIP INVESTMENTS

During the period ended June 30, 2022, the Company purchased from an affiliate and invested in the following North Dakota real estate partnership investments:

Partnership	Ownership	Location	Investment
Enclave OG, LLC	29.58%	Fargo	$1,558,378
SOCO Group II, LLC	34.00%	Grand Forks	$1,500,000
Acquisition costs (a)			$271,712
			$3,330,090

F-12

(a) See Note 6, Management Agreement below

Fargo North Dakota:

On December 20, 2021, an affiliate of the Manager of the Company (Affiliate), paid cash of 34.78% of the capital raised in the partnership and acquired a 29.58% profit and loss interest in the Wild Oak Developmental, a limited liability partnership which is located in Fargo, North Dakota (Partnership). The Partnership, through its wholly owned subsidiary is developing and operating a mixed use residential building composed of multifamily and condominium units. The Affiliate paid $1,558,378 for this interest. Whereas, the Members of the Partnership have limited liabilities to third parties, each Member is entitled to one (1) vote or a fraction of one (1) vote per one percent (1%) of the Membership interest held by the Member on each matter submitted to a vote at a meeting of Members, except to the extent that the voting rights of the Membership Interest of any class or classes are limited or denied by the Articles of the Operating Agreement or by law.

The development consists of 2.63 acres and is projected to include 119 multifamily rental units plus 14 for-sale condominiums, totaling 118,038 square feet. The development is expected to cost $34,033,514, with a mortgage of $25,525,135 and to open for occupancy in June of 2023.

Pursuant to the Assignment of Limited Liability Company Interest, on February 17, 2022, the Company purchased the Affiliate’s interest in the Partnership for $1,558,378.50. The Company paid $1,058,378.50 in cash and signed a promissory note payable to the Affiliate in the amount of $500,000. The promissory note in the amount of $500,000 was paid in full on March 8, 2022 along with interest totaling $1,819.

Grand Forks, North Dakota:

On October 6, 2021, the Affiliate paid cash of $1,500,000 representing 34.78% of the capital raised in the partnership and acquired a 34% profit and loss interest in Ivy at SOCO, a developmental limited liability partnership which is located in Fargo, North Dakota (Partnership). The Partnership, through its wholly owned subsidiary is developing and operating a mixed-use residential building composed of multifamily and condominium units. Whereas, the Members of the Partnership have limited liabilities to third parties, each Member is entitled to one (1) vote or a fraction of one (1) vote per one percent (1%) of the Membership interest held by the Member on each matter submitted to a vote at a meeting of Members, except to the extent that the voting rights of the Membership Interest of any class or classes are limited or denied by the Articles of the Operating Agreement or by law.

F-13

The development consists of 4.3 acres and is projected to 21,020 square feet of commercial space and 74 multifamily rental units totaling 105,615 square feet. The development is expected to cost $18,380,234, with a mortgage of $13,785,175 and to open for occupancy in January of 2023.

Pursuant to the Assignment of Limited Liability Company Interest, dated March 24, 2022, the Company purchased the Affiliate’s interest in the Partnership for $1,500,000. The Company paid $120,000 in cash and borrowed $ 1,380,000 pursuant to the Note payable, related party, dated January 1, 2022, (see discussion above).

NOTE 4 - INCOME TAX PROVISION

As an entity treated as a partnership for US federal income tax purposes, all items of income, deduction, gain, loss and credit flows through the Company and is taxable to the members of the Company. No material federal or state income tax provision exists for the Company.

NOTE 5 - MEMBERS’ CAPITAL

The Operating Agreement dated November 10, 2020, provides for three classes of Members, Class A, Class B and Class C Member interests. The Company has authorized a maximum of seven million five hundred thousand (7,500,000) Units in each of Class A and Class B, however the maximum Capital Contribution, regardless of the number of Units issued in Class A and Class B, shall not exceed seventy-five million dollars ($75,000,000) in the aggregate. Subject to the Company accepting less, the minimum investment amount for Class A and Class B Units is $10,000. The Company must sell a combined minimum of one million dollars ($1,000,000) of Class A and Class B Units prior to breaking impounds where investor funds may be used to acquire assets. Purchases by the Manager or Affiliates of the Manager will not count towards this total. The Class A and Class B Units have an 80% voting interest in the Company.

The Managing Member may make capital calls on the Class A and Class B Members from time to time to achieve Company objectives and policies. For additional information see Operating Agreement included herein.

The one hundred (100) Class C Membership Units, representing a 20% voting interest in the Company, is 100% owned by an affiliate of the managing member and was issued as founder’s interests, at formation. The affiliate of the managing member paid $1,000 for the Class C Membership Unit.

The percentage of total Capital Contributions within each respective Class shall represent the Class A and Class B “Capital Contribution Percentage Share.” For example, if Class A contributions were $350,000 out of $1,000,000 raised in the Offering, then the Class A Capital Contribution Share would be 35%. Through the Offering Circular, the Company is authorized to offer one thousand (1,000) Class A and Class B membership interests at $10 or $10.6383 per Member Interest depending on the intermediaries through which the investment is made. Purchasers shall, upon acceptance by the Manager of their Subscriptions, become Class A and Class B Members in the Company. Funds will be made immediately available to the Company once the Company raises a minimum of $1,000,000, in a designated bank account.

F-14

The percentage interests of the Members will be calculated in relation to the other Members in their Member class or in relation to the total Member interests. Class A and Class B Members will collectively hold 80% of the voting interests which are proportionate to such Member Capital Contributions relative to one another. Class C Members will hold 20% of the voting interests in the Company.

Class A Members:

Class A Members are reserved for individuals (i) who agree to purchase at least One Hundred Thousand Dollars ($100,000) worth of Class A Units, (ii) whose investment is the result of a referral to the Company by a Registered Investment Advisor, (iii) who purchase their Units through licensed broker-dealer, or (iv) who have invested previously in Affiliates of the Manager such previous investors to be admitted as Class A Members in the sole discretion of the Manager. Class A Members are entitled to first receive eighty percent (80%) of Distributable Cash from operations and 100% of Distributable Cash from Capital Transactions until they have received a return of their Unreturned Capital Contributions. The minimum investment is ten thousand dollars ($10,000).

Class B Member:

Class B Members are to invest $10,000 per Unit. Class B Members will ratably receive seventy percent (70%) of Distributable Cash from operations and upon a distribution of cash from a Capital Transaction, after the Class A Member receives the above cash, the Class B Members receive seventy percent (70%) of the cash distribution until they have received a return of their Unreturned Capital Contributions.

Class B Members who are admitted and later purchase additional Units or otherwise make Additional Capital Contributions which result in their total Unreturned Capital Contributions of $100,000 or higher will have their Class B Units converted to Class A Units as of the date the Capital Contribution bringing their total Capital Contributions above $100,000 is received in the Company’s account and determined to be in good order.

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Class C Member:

The Class C Member Interests are owned by an affiliate of the Manager and are entitled to receive all (100%) of the remaining Distributable Cash from both operations and capital transactions.

At Management’s discretion, the Company intends on making cash distributions from operations and capital transactions as discussed above. Capital transaction distributions includes dispositions from refinancing or the sales of property.

For a more comprehensive discussion about the Operating Agreement and membership interests, see the Offering Circular.

NOTE 6 - RELATED PARTY TRANSACTIONS

Note payable, related party

On January 1, 2022, the Company entered into a promissory note and $5,000,000 line of credit with the Managing Member. The nature of this subsequent event dated January 1, 2022, has impact on the balance sheet as of December 31, 2021, therefore the note payable was recorded as of that date. The purpose of the note payable is to fund operating expenses and other costs. As of June 30, 2022, December 31, 2021 and 2020, funds provided to the Company and due to an affiliate of the Manager of the Company, are $226,480, $238,923 and $25,315 respectively. The Company is not obligated to pay interest on advances made through December 31, 2021. The Note is an uncollateralized revolving credit facility which matures October 28, 2030. Interest due thereon, accrues at the Alternated Base Rate of interest per annum, not to exceed 10% of funds advanced under the Promissory Note.

Management Agreement

As discussed above, the Company is managed by GCPF Management, LLC (Manager). The Company will reimburse Manager for the Manager’s out-of-pocket expenses related to the initial startup costs including earnest money deposits, due diligence costs, closing costs, loan/lender application fees, appraisals, engineering and environmental reposts, property management fees and or legal fees. Such costs may be paid as an expense of the Company prior to determining Distributable Cash. The Company will pay the Manager, interest of up to 10% per annum from the date that a disbursement is made to the date of repayment.

The following sets forth the management fees discussed in the Operating Agreement. At this time it is difficult to determine the magnitude of each of these fees.

The Company will pay the Manager the following fees:

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•	Acquisition fee of two percent (2.0%) based on the total acquisition cost of a property investment, including both cash and debt.

•	Origination fee of four percent (4%) of total loans and other debt closed related to the investment opportunity, related to the conduct of due diligence of the investment opportunity.

•	Construction Management fee of five percent (5%) of total construction costs (material and labor) for overseeing construction and/or rehabilitation of each property.

•

Asset Management fees of up to the greater of one percent (1%) per annum of total Member Capital Contributions (without reduction for any returned capital) or two percent (2%) of the total gross income of the Fund.

•	Property management fee of up to 7% of gross collected revenues will be paid to operate and management the properties.

•	Refinance fees of one percent (1%) of new or supplemental loan amounts for generating the loan packages for presentation and consideration by the lenders.

•	Interest on Manager Advances of up to ten percent (10%) per annum on all advances made by the Manager to the Company.

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The Operating Agreement also provides for the following fee expense applicable to broker- dealer fee for services. Such fees will be paid as an expense of the Company prior to determining Distributable Cash. The related broker-dealer fees are as follows:

•	Broker-Dealer fees charged to the Company for compliance services will be up to 1% of the Capital Contributions of all Class A and Class B Members.

•

Broker-Dealer Sales fees, fees charged for the sales of securities by a licensed broker-dealer, can be up to 6% of the Capital Contribution of Members whose interest were purchased through a licensed broker-dealer.

NOTE 7 - CONTRACTS, COMMITMENTS AND CONTINGENCIES

Litigation:

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021 and June 30, 2022.

Escrow Agreement:

During March 2021, the Company entered into an Escrow Agreement for Securities Offering with WealthForge Securities Corporation LLC providing that all payments in connection with subscriptions for shares are to be sent to Atlantic Capital Bank (which is merging with SouthState Bank), and held in a non-interest bearing account for disbursement in compliance with the Securities and Exchange Act of 1934 Rule 15(c)2-4 and related SEC guidance and FINRA rules. See discussion elsewhere herein. Related thereto, the Company also entered into a one-year (renewable) software and licensing agreement with WealthForge Technologies, LLC which licenses the Company to use certain software, computer programs, business processes, integrated services and documentation. As of June 30, 2022, WealthForge Securities Corporation has been paid. See also discussions in Offering Memorandum elsewhere herein.

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Broker Dealer Agreement

During March 2021, the Company entered into a Broker-Dealer Agreement with WealthForge Securities, LLC (WealthForge) to provide operations and compliance services for the Company in relation to this Offering, review investor information, including Know Your Customer data, compliance with Regulation D Rule 506(d) Bad Actor Check requirements, perform Anti-Money Laundering and other compliance background checks and assist the Company in accepting investors. The term of the Agreement is twelve months, automatically renewable for successive twelve-month periods unless either party to the Agreement provides notice of non-renewal at least sixty days prior to the expiration of the current term.

The compensation to WealthForge includes the following: (i) Diligence fee of $10,000, (ii) Transaction Management fee of 100bps of proceeds raised, (iii) Regulatory Filing Service Fee of $350 per form and a (iv) Marketplace Fee of $100 per transaction of the aggregate amount raised by the Company except for clients of advisors with whom the Company has or develops a relationship prior to the time of an investment into the Offering.

Stock Registrar and Transfer Agency Service Agreement

On March 30, 2021, the Company has entered into a contract with KoreTranser Integral Transfer Agency USA Inc. Agency to provide services related to stock registrar and transfer agent. The pricing for such services include a Reg A+ set up fee of $3,500 plus $2,500 per month.

Subscription Escrow Agreement

On June 8, 2021, the Company entered into a subscription escrow agreement with WealthForge Securities, LLC to maintain subscription proceeds (Subscriber investment deposits) in escrow and to provide other escrow services. The release of the escrow subscription proceeds (deposits) is contingent upon the Company raising $1,000,000 through the offering. All fees will be paid by WealthForge Securities, LLC.

Amendment and Restatement of Subscription Agreement:

As of January 28, 2022, the Company amended its subscription agreement to provide additional fields for the use of investors who are investing through retirement accounts. The Company continues to accept the original subscription agreement for nonretirement account investors.

Registered Broker Dealers:

Registered broker-dealers will receive a Placement Fee of up to six percent (6%) of the Gross Offering Proceeds up to a maximum of $4,500,000, of the Maximum Dollar Amount of $75,000,000 is sold to clients of registered broker-dealers.

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NOTE 8 - SUBSEQUENT EVENTS AND CONTINGENCY

Management of the Company has evaluated subsequent events from July 1, 2022 through July 31 2022, the date that the financial statements were available to be issued. Based upon managements’ understandings, the following material events were identified.

Sales of Membership Units

During the month of July 2022, the Company sold 35,302 Class A and 27,500 Class B, Member Units in exchange for cash amounting to $353,024 for the Class A Member Units and $275,000 for the Class B Member Units. In addition, as of July 31, 2022, funds held in escrow amounted to $130,000.

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Item 4. Exhibits

Exhibit 2.1* - Operating Agreement (Incorporated by reference to Exhibit 2.1 to Gratus Capital Properties Fund III LLC Regulation A Amended Offering Statement on Form 1-A as filed with the Securities and Exchange

Commission on June 16, 2021 (File No. 024-11552))

Exhibit 2.2* - Formation Documents (Incorporated by reference to Exhibit 2.2 to Gratus Capital Properties Fund III LLC Regulation A Amended Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on June 16, 2021 (File No. 024-11552))

Exhibit 4.1* - Second Amended Subscription Agreement (Incorporated by reference to Exhibit 4.1 to Gratus Capital Properties Fund III LLC Current Report as on Form 1-U as filed with the Securities and Exchange Commission on February 22, 2021 (File No. 024-11552))

Exhibit 6.1* - Transfer Agent Agreement (Incorporated by reference to Exhibit 6.1 to Gratus Capital Properties Fund III LLC Regulation A Amended Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on June 16, 2021 (File No. 024-11552))

Exhibit 8* - Subscription Escrow Agreement (Incorporated by reference to Exhibit 8 to Gratus Capital Properties Fund III LLC Regulation A Amended Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on November 19, 2021 (File No. 024-11552))

*- Filed previously and incorporated herein by reference

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on September 1, 2022.

Gratus Capital Properties Fund III LLC

By:	/s/ Jason Weimer
By: Jason Weimer
Manager of GCPF Management LLC
Manager

/s/ Robert Barlau
By: Robert Barlau
Manager of GCPF Management LLC
Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated above.

Gratus Capital Properties Fund III LLC

By:	/s/ Jason Weimer
By: Jason Weimer
Manager of GCPF Management LLC
Manager

/s/ Robert Barlau
By: Robert Barlau
Manager of GCPF Management LLC
Manager

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